P.E
5/01/2002

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

BVR TECHNOLOGIES LTD.

(Translation of Registrant's name into English)

---

16 Hamelacha Street, Park Afek, Rosh Haayin, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

On April 24, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR TECHNOLOGIES LTD.

By: ______________________
Yaron Sheinman
Chairman of the Board of Directors

Dated: May 1, 2002

Exhibit 1

[Latest Headlines | Market Overview | News Alerts | More PR Newswire]

Wednesday April 24, 9:56 am Eastern Time

Press Release

SOURCE: BVR Technologies Ltd.

BVR Technologies Ltd. Completes the Distribution of Its Holdings in VIZRT Ltd. To Its Shareholders Resulting in the Adjustment of Its Stock Price

TEL-AVIV, Israel, April 24 /PRNewswire-FirstCall/ -- BVR Technologies Ltd. (Nasdaq: BVRT - news), today announced that it completed the distribution of all of its holdings in VIZRT Ltd. to its shareholders on April 23, 2002, as previously announced. Following the close of the Nasdaq SmallCap Market on April 23, 2002, BVR's closing stock price was adjusted by Nasdaq to reflect the distribution of its holdings in VIZRT Ltd. The adjusted closing price of the BVR shares on April 23, 2002 was $0.266 per share. The distribution was approved by the BVR shareholders on April 2, 2002.

BVR Technologies Ltd. (BVR) is a management hi-tech company with three affiliated companies: Coresma Ltd., a 37% owned affiliate, BrightCom Technologies Ltd., a 32% owned affiliate, and Unisfair Inc., a 41% owned affiliate.

VIZRT Ltd. is the leader in real-time digital graphics, integrated enterprise content management and distribution tools for visual communication. VIZRT produces innovative software that enables the creation and distribution of rich visual content for broadcast graphics, virtual environments and quantitative visualization and information display across networks that are delivered to different media platforms, including television, interactive television, the Internet, and Wireless Application Protocol. VIZRT tools enable organizations to create their message once and deliver it simultaneously to different media with major economies in production and increased impact. Major broadcast television networks, Internet portals, museums and universities around the world use VIZRT products and solutions.

For further information please visit our website: www.bvrtech.com

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of BVR Technologies and its affiliates. These forward-looking statements are based on the current expectations of the management of BVR Technologies only, and are subject to risk and uncertainties, changes in technology and market requirements, decline in demand for BVR's affiliates' products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR Technologies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR's reports filed from time to time with the Securities and Exchange Commission.

Contact: Yaron Sheinman, CEO
Tel +972 3 696 6060
Fax + 972 3 696 6062
E-mail yaron@bvrtech.com

SOURCE: BVR Technologies Ltd.

Email this story - Most-emailed articles - Most-viewed articles

More Quotes and News: B.V.R. Technologies Ltd (NasdaqSC:BVRT - news)
Related News Categories: computers, internet, software